Exhibit 99.1

Medigus Announces Third Quarter Financial Results
- More than 40 leading, global hospitals are trained and perform procedures using the MUSE™ system -

- More than five times the number of procedures conducted using the MUSE system over last year -

OMER, Israel, December 1, 2015 — Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a medical device company developing minimally invasive endosurgical tools and a leader in direct visualization technology, today announced financial results for the third quarter ended September 30, 2015. Revenues for the third quarter 2015 were NIS 0.9 million (approximately $235,000), up 245% from NIS 0.3 million (approximately $76,000) for quarter ended September 30, 2014, primarily due to the contribution from its contract with National Aeronautics and Space Administration (NASA) for Medigus’ micro ScoutCam™ technology. In addition, the company’s higher revenues also reflect an increase in procedures conducted with the Medigus Ultrasonic Surgical Endostapler, or MUSE™ system, a flexible transoral treatment option for GERD (gastroesophageal reflux disease).

Recent highlights include:

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In the U.S., the Centers for Medicare and Medicaid Services (CMS) finalized the 2016 Medicare Physician and Hospital Outpatient Department Fee Schedules, which established payment values for the new Category I Current Procedural Terminology (CPT®) code for esophagogastric fundoplasty (43210). Effective January 1, 2016, Medicare national average fee schedules for physicians and outpatient hospitals performing Transoral Fundoplication (TF) procedures using the MUSE system will be $445.34 (based on total relative value units (RVU) of 12.43) and $3,613.57 (under Ambulatory Payment Classification (APC) 5331), respectively.

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More than 50 TF procedures using the MUSE system have been performed around the world Year-to-Date as of December 1, 2015. In the nine months ended September 30, 2015, 35 procedures have been conducted, including seven live procedures performed at leading medical conferences in Italy, Germany and the U.S. In the third quarter, 14 procedures were conducted.

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Several of the top global hospitals have been trained and now offer TF procedures using the MUSE system, these include: Brigham and Women’s Hospital (U.S.), Memorial Hermann-Texas Medical Center (U.S.), San Raffaelle Hospital (Italy), Gemelli University Hospital (Italy) and University Medical Center Hamburg-Eppendorf (Germany).

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To further advance the commercialization of the MUSE system in the U.S., four strategic hires were made to create a national sales team, which is led by Jeremy Starkweather, Vice President, U.S. Sales and Marketing.

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In Europe, live procedures using the MUSE system have been performed by leading gastroenterologists who represent the top institutions for GERD care in their regions, including Professor Pier Alberto Testoni of San Raffaelle Hospital (Italy), Professor Helmut Messman of Klinikum Augsburg (Germany), Dr. Pietro Familiari of Gemelli University Hospital (Italy) and two live procedures performed by Professor Thomas Rösch of the University Medical Center Hamburg-Eppendorf (Germany).

“During this quarter, we made substantial progress delivering on operational, financial and regulatory objectives set at the start of the year. Importantly, success in broadening the commercial availability of MUSE resulted in steady growth in the number of procedures in the U.S. and Europe and increased recognition of MUSE’s clinical value,” said Chris Rowland, CEO of Medigus. “As we set our goals for 2016, we expect that new reimbursement for transoral fundoplication procedures will play a critical role in our continued success.”

Financial highlights for quarter ended September 30, 2015:
•	Total revenues were NIS 0.9 million (approximately $235,000), an increase of 245% vs. Q3 2014
•	Gross Margin of 53.4%, compared to a Gross Margin of 35% as of third quarter ended September 30, 2014
•	Operating loss of NIS 8.9 million (approximately $2.3 million), an increase of 31% vs. Q3 2014
•	The Company held cash and cash equivalents of NIS 51.4 million (approximately $13.1 million)

For full third quarter financial results, please visit: http://www.medigus.com/investor-relations/financial-reports.

About Current Procedural Terminology (CPT®)
Decided upon by the CPT Editorial Panel, CPT codes are nationally recognized codes that the healthcare community uses to report all treatment options being administered to patients. The purpose of CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services, and thereby serves as an effective means for reliable nationwide communication among physicians and other healthcare providers, patients, and third parties. Proposals for new CPT codes undergo rigorous review by numerous specialty societies and others, including the Centers for Medicare and Medicaid Services (CMS), who ultimately make recommendations on reimbursement value. CPT® is registered trademark of the American Medical Association. For more information on CPT codes, visit the AMA website.

About MUSE
The MUSE™ system is a leading technology in Transoral Fundoplication (TF) procedures. The system allows a single physician or surgeon to perform anterior partial fundoplication with standard surgical staples in a less invasive way, compared to other surgical procedures. The intuitive endosurgical platform consists of a single use flexible surgical endostapler, equipped with a proprietary miniature camera, an ultrasonic sight and a range finder. The endostapler includes a handle with controls, an 80cm flexible shaft, a 5cm rigid section holding a cartridge with 5 standard 4.8mm titanium surgical staples, a ratchet controlled one-way articulating section, and a distal tip. The MUSE system is FDA cleared and CE marked, and has also has obtained the necessary licenses to market the product in Canada and Israel. For more information, visit www.RefluxHelp.com.

About Medigus
Medigus is a medical device company specializing in developing minimally invasive endosurgical tools and highly innovative imaging solutions. They are the pioneer developer of the MUSE™ system, a leading device option to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. The MUSE system incorporates Medigus’ revolutionary micro ScoutCam™ technology, a proprietary line of micro CMOS (complementary metal-oxide semiconductor) and CCD (charge-coupled device) video cameras. Brands within the micro ScoutCam portfolio of products are suitable for both medical and industrial applications and include micro ScoutCam™ 1.2, which the company believes is the smallest in the world. Medigus also provides micro camera components and endoscopy systems for partner companies, which include some of the biggest names in the medical and industrial fields, and is committed to providing integrated solutions to meet customers’ imaging needs. Medigus is traded on the Nasdaq Capital Market and the TASE (Tel-Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com or www.microscoutcam.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words.  By their nature, Forward-Looking Statements involve uncertainties which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Among the factors which may cause the actual results to differ from the Forward-Looking Statements are changes in the target market and the introduction of competitive products, our ability to secure favorable reimbursement rates, regulatory, legislative and policy changes, and clinical results. Other risk factors affecting the company are discussed in detail in the Company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

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INVESTOR RELATIONS (U.S.):
Miri Segal-Scharia
Hayden/ MS-IR LLC
917-607-8654
msegal@ms-ir.com

INVESTOR RELATIONS (Israel):
Iris Lubitch/ Noam Yellin
SmarTeam
972-3-6954333
Iris@Smartteam.co.il
Noam@Smartteam.co.il

MEDIA CONTACT:
Chantal Beaudry/ Carrie Yamond
Lazar Partners Ltd.
212-867-1762
cbeaudry@lazarpartners.com
cyamond@lazarpartners.com